Exhibit 4.5

SECOND AMENDMENT TO LOAN AGREEMENT

THIS SECOND AMENDMENT TO LOAN AGREEMENT is made as of the 28 day of June 2007 (the “Agreement”), by and among RANOR, INC., a corporation organized under the State of Delaware with its chief executive office, principal place of business and mailing address at One Bella Drive, Westminster, Massachusetts 01473 (, the “Borrower”) and SOVEREIGN BANK, a federal savings bank with a usual place of business at 1010 Farmington Avenue, West Hartford, Connecticut 06107 (the “Lender”).

W I T N E S S E T H:

WHEREAS, Lender and Borrower entered into a certain loan transaction in the amount of $5,000,000.00 as evidenced by a Loan and Security Agreement dated February 24, 2006, as amended from time to time (the “Loan Agreement”); and

WHEREAS, the obligations of the Borrower under the Loan Agreement are evidenced by a certain Revolving Promissory Note in the amount of $1,000,000 (the “Revolving Note”) from Borrower to the order of Lender dated January __, 2007 and a certain Term Promissory Note in the amount of $4,000,000 (the “Term Note”) from Borrower to the order of Lender dated February 24, 2006 (collectively, the “Note”); and

WHEREAS, Lender and Borrower have agreed to increase the amount of the loan and to make certain other modifications to the Loan Agreement as set forth herein.

NOW THEREFORE, in consideration of the foregoing, and in consideration of $1.00 and other valuable consideration received to the full satisfaction of the Borrower, the Borrower and the Lender hereby agree as follows:

1. Subparagraph b. of Section 2.1 of the Loan Agreement is amended to read in its entirety as follows:

“b. Two Million Dollars ($2,000,000).”

2. Section 2.10., Unused Line Fee, of the Loan Agreement is deleted in its entirety.

3. Subparagraph (e) of Section 6.5, Financial Statements, of the Loan Agreement is amended to read in its entirety as follows:

“(e) Field Exams. Lender may cause commercial finance field examinations to be completed annually, at Borrower’s sole cost and expense; provided that, no field examination shall be required for any year in which the average of the total principal amount outstanding under the Loan as of the close of each month is less than $1,000,000.”

3. All references to the Revolving Note in the Loan Agreement shall hereafter mean the Amended and Restated Revolving Promissory Note of even date herewith by Borrower in favor of Lender.

5. Except as modified herein, the Loan Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Borrower and the Lender have caused this Agreement to be executed as of the date first set forth above.

SOVEREIGN BANK

By:	/s/ Devin Hawthorne
Devin Hawthorne
Its Vice President Duly Authorized

BORROWER

RANOR, INC.

By:	/s/ James G. Reindl
James G. Reindl
Its Chairman Duly Authorized

The foregoing has been read and consented to by the following Guarantor:

TECHPRECISION CORPORATION f/k/a LOUNSBERRY HOLDINGS II, INC.

By:	James G. Reindl
James G. Reindl
Its Chairman and CEO Duly Authorized

Exhibit 4.5

AMENDED AND RESTATED
REVOLVING PROMISSORY NOTE

$2,000,000.00	Westminster, Massachusetts
June 28, 2007

1.	Promise To Pay.

FOR VALUE RECEIVED, RANOR, INC., a Delaware corporation with a chief executive office and principal place of business of One Bella Drive, Westminster, Massachusetts 01473 (“Borrower”) promises to pay to the order of SOVEREIGN BANK, a federal savings bank having an address and principal office at 1010 Farmington Avenue, West Hartford, CT 06107 (“Lender”), the principal sum of TWO MILLION ($2,000,000.00) DOLLARS, or so much thereof as may be advanced, with interest thereon, or on the amount thereof from time to time outstanding, to be computed, as hereinafter provided, on each advance from the date of its disbursement until such principal sum shall be fully paid. Interest and principal shall be payable as set forth in Section 4 below. Subject to extension as provided in Section 4.4 below, the total principal sum, or the amount thereof outstanding, together with any accrued but unpaid interest, shall be due and payable in full on June 30, 2009 (the “Maturity Date”) in accordance with the Loan Agreement (hereafter defined) pursuant to which this Note has been issued.

2.	Loan Agreement.

This Note is issued pursuant to the terms, provisions and conditions of an agreement captioned “Loan and Security Agreement” dated February 24, 2006, as amended by a First Amendment to Loan Agreement dated January __, 2007, as further amended by a Second Amendment to Loan Agreement as of the date hereof between Borrower and Lender (the “Loan Agreement”) and evidences the Loan and Loan Advances made pursuant thereto. Capitalized terms used herein which are not otherwise specifically defined shall have the same meaning herein as in the Loan Agreement.

3.	Interest Rates.

3.1.
Borrower's Options. Principal amounts outstanding under the Loan shall bear interest at the following rates, at Borrower's selection, subject to the conditions and limitations provided for in this Note: (i) Variable Rate, or (ii) LIBOR Based Rate.

3.1.1.
Selection To Be Made. Borrower shall select, and thereafter may change the selection of, the applicable interest rate, from the alternatives otherwise provided for in this Note, by giving Lender a Notice of Rate Selection: (i) prior to each Loan Advance, (ii) prior to the end of each Interest Period applicable to a LIBOR Based Advance, or (iii) on any Business Day on which Borrower desires to convert an outstanding Variable Rate Advance to a LIBOR Based Advance.

3.1.2.
Notice. A “Notice of Rate Selection” shall be a written notice, given by cable, tested telex, telecopier (with authorized signature), or by telephone if immediately confirmed by such a written notice, from an Authorized Repre-sentative of Borrower which: (a) with respect to LIBOR Based Advances: (i) is irrevocable; (ii) is received by Lender not later than 10:00 o'clock A.M. Eastern Time, at least three (3) Business Days prior to the first day of the Interest Period to which such selection is to apply; and (iii) as to each selected interest rate option, sets forth the aggregate principal amount(s) to which such interest rate option(s) shall apply and the Interest Period(s) applicable to each LIBOR Based Advance; (b) with respect to Variable Rate Advances: (i) is irrevocable; (ii) is received by Lender not later than 12:00 o’clock P.M. Eastern Time with respect to any same day Variable Rate Advance; and (iii) as to each selected interest rate option, sets forth the aggregate principal amount(s) to which such interest rate option(s) shall apply.

3.1.3.
If No Notice. If Borrower fails to select an interest rate option in accordance with the foregoing prior to a Loan Advance, or prior to the last day of the applicable Interest Period of an outstanding LIBOR Based Advance, or if a LIBOR Based Advance is not available, any new Loan Advance made shall be deemed to be a Variable Rate Advance, and on the last day of the applicable Interest Period all outstanding principal amounts shall be deemed converted to a Variable Rate Advance.

3.2.
Telephonic Notice. Without in any way limiting Borrower's obligation to confirm in writing any telephonic notice, Lender may act without liability upon the basis of telephonic notice believed by Lender in good faith to be from Borrower prior to receipt of written confirmation. In each case Borrower hereby waives the right to dispute Lender's record of the terms of such telephonic Notice of Rate Selection in the absence of manifest error.

3.3.
Limits On Options; One Selection Per Month. Each LIBOR Based Advance shall be in a minimum amount of $100,000. At no time shall there be outstanding a total of more than four (4) LIBOR Based Advances combined at any time.

4.	Payment of Interest and Principal.

4.1.
Payment and Calculation of Interest. All interest shall be: (a) payable in arrears commencing July 1, 2007 and on the first day of each month thereafter until the principal together with all interest and other charges payable with respect to the Loan shall be fully paid; and (b) with respect to interest calculated at the variable rate, calculated on the basis of a 360 day year and the actual number of days elapsed. Each change in the Prime Rate shall simultaneously change the Variable Rate payable under this Note. Interest at the LIBOR Based Rate shall be computed from and including the first day of the applicable Interest Period to, but excluding, the last day thereof.

4.2.	Principal. The entire principal balance shall be due and payable in full upon Maturity.

4.3.
Prepayment. The Loan or any portion thereof may be prepaid in part at any time without premium or penalty with respect to Variable Rate Advances. LIBOR Based Advances (whether partially or fully prepaid) may be prepaid on the terms set forth in Section 4.9. If the Loan is prepaid in full, the Borrower shall pay to the Lender an amount equal to 3% of the loan amount in the first year of this Note, and 2% in the second year.

4.4.
Maturity. At Maturity all accrued interest, principal and other charges due with respect to the Loan shall be due and payable in full and the principal balance and such other charges, but not unpaid interest, shall automatically bear interest at the Default Rate until so paid.

4.5.
Method of Payment; Date of Credit. All payments of interest, principal and fees shall be made in immediately available funds: (a) by direct charge to an account of Borrower maintained with Lender (or the then holder of the Loan), or (b) by a Variable Rate Advance, which Borrower hereby authorizes Lender to make unless Borrower otherwise notifies Lender prior to the due date, or (c) by wire transfer to Lender. Payments shall be credited on the Business Day on which immediately available funds are received prior to one o'clock p.m. Eastern Time; payments received after one o'clock p.m. Eastern Time shall be credited to the Loan on the next Business Day.

4.6.
Billings. Lender shall submit monthly billings reflecting payments due; however, any changes in the interest rate which occur between the date of billing and the due date shall be reflected in the billing for a subsequent month. Neither the failure of Lender to submit a billing nor any error in any such billing shall excuse Borrower from the obligation to make full payment of all Borrower's payment obligations when due.

4.7.
Default Rate. Lender shall have the option of imposing, and Borrower shall pay upon billing therefor, an interest rate which is two percent (2%) per annum above the interest rate otherwise payable (“Default Rate”): (a) while any monetary Default exists and is continuing, during that period between the due date (extended by any grace period) and the date of payment; (b) following any Event of Default, unless and until the Event of Default is waived by Lender; and (c) after Maturity.

4.8.
Late Charges. If a regularly scheduled payment is fifteen (15) days or more late, Borrower will be charged five percent (5%) of the regularly scheduled payment or $10.00, whichever is greater. If Lender demands payment of this Loan, and Borrower does not pay the Loan within fifteen (15) days after Lender's demand, Borrower will be charged either five percent (5.0%) of the unpaid principal plus accrued unpaid interest or $10.00, whichever is greater.

4.9.	Calculation of Yield Maintenance

(i) If, at any time (A) the interest rate on a loan is a LIBOR Based Rate, and (B) Lender in its sole discretion should determine that current market conditions can accommodate a prepayment request, Borrower shall have the right at any time and from time to time to prepay the LIBOR Based Advance in whole (but not in part), and Borrower shall pay to Lender a yield maintenance fee in an amount computed as follows: the Treasury Rate shall be subtracted from the LIBOR Based Rate in effect at the time of prepayment. If the result is zero or a negative number, there shall be no yield maintenance fee. If the result is a positive number, then the resulting percentage shall be multiplied by the amount of the principal balance being prepaid. The resulting amount shall be divided by 360 and multiplied by the number of days remaining in the Interest Period as to which the prepayment is made. Said amount shall be reduced to Present Value calculated by using the number of days remaining in the designated term and using the above-referenced Treasury Rate and the number of days remaining in the Interest Period as to which the prepayment is made. The resulting amount shall be the yield maintenance fee due to Lender upon prepayment of the LIBOR Based Advance.

(ii) Neither all nor any portion of the principal which bears interest at the LIBOR Based Rate may or shall be prepaid prior to the last day of the applicable Interest Period, except upon fifteen (15) days' prior written notice to Lender and the payment to Lender of a Yield Maintenance Fee computed in accordance with clause (i) above.

(iii) The Yield Maintenance Fee shall be payable in respect of all prepayments of principal whether voluntary or involuntary including, without limitation, prepayments made upon acceleration of the Loan, or application of insurance or eminent domain proceeds.

(iv) Once written notice of intention to prepay is given, the Loan, or the applicable portion thereof, shall become due and payable in full on the date specified in the notice of prepayment and the failure to so prepay the loan on such date, together with any applicable Yield Maintenance Fees, shall constitute an Event of Default.

4.10.
Make Whole Provision. Borrower shall pay to Lender, immediately upon request and notwithstanding contrary provisions contained in any of the Loan Documents, such amounts as shall, in the judgment of Lender (which shall not be disturbed in the absence of manifest error), compensate Lender for the loss, cost or expense which it may reasonably incur as a result of (i) any payment or prepay-ment, under any circumstances whatsoever, whether voluntary or involuntary, of all or any portion of a LIBOR Based Advance on a date other than the last day of the applicable Interest Period, (ii) the conversion, for any reason whatsoever, whether voluntary or involuntary, of any LIBOR Based Advance to a Variable Rate Advance on a date other than the last day of the applicable Interest Period, (iii) the failure of all or a portion of a Loan Advance which was to have borne interest at the LIBOR Based Rate pursuant to the request of Borrower to be made under the Loan Agreement (except as a result of a failure by Lender to fulfill Lender's obligations to fund), or (iv) the failure of Borrower to borrow in accordance with any request submitted by it for a LIBOR Based Advance. Such amounts payable by Borrower shall be equal to any administrative costs actually incurred, plus any amounts required to compensate for any loss, cost or expense incurred by reason of the liquidation or re-employment of deposits or other funds acquired by Lender to fund or maintain a LIBOR Based Advance plus, in any event, but without duplication, a Yield Maintenance Fee.

5.	Certain Definitions and Provisions Relating To Interest Rate.

5.1.	Banking Day. The term “Banking Day” means a day on which banks are not required or authorized by law to close in the State of Massachusetts.

5.2.
Business Day; Same Calendar Month. The term “Business Day” means any Banking Day and, if the applicable Business Day relates to the selection or determination of any LIBOR Based Rate, any London Banking Day. If any day on which a payment is due is not a Business Day, then the payment shall be due on the next day following which is a Business Day, unless, with respect to LIBOR Based Advances, the effect would be to make the payment due in the next calendar month, in which event such payment shall be due on the next preceding day which is a Business Day. Further, if there is no corresponding day for a payment in the given calendar month (i.e., there is no “February 30th”), the payment shall be due on the last Business Day of the calendar month.

5.3.	Dollars. The term “Dollars” or “$” means lawful money of the United States.

5.4.
Interest Period. The term “Interest Period” means with respect to each LIBOR Based Advance: a period of one (1), two (2), three (3) or six (6) consecutive months, subject to availability, as selected, or deemed selected, by Borrower at least three (3) Business Days prior to a Loan Advance, or if an advance is already outstanding, at least three (3) Business Days prior to the end of the current Interest Period. Each such Interest Period shall commence on the Business Day so selected, or deemed selected, by Borrower and shall end on the numerically corresponding day in the first, second, third, or sixth month thereafter, as applicable. Provided, however: (i) if there is no such numerically corresponding day, such Interest Period shall end on the last Business Day of the applicable month, (ii) if the last day of such an Interest Period would otherwise occur on a day which is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day; but (iii) if such extension would otherwise cause such last day to occur in a new calendar month, then such last day shall occur on the next preceding Business Day. In any event, no Interest Period may be selected which would end beyond the then Maturity Date of the Loan.

5.5.	LIBOR Based Advance. The term “LIBOR Based Advance” means any principal outstanding under this Note which pursuant to this Note bears interest at the LIBOR Based Rate.

5.6.	LIBOR Based Rate. The term “LIBOR Based Rate” means the per annum rate equal to the LIBO Rate plus 300 basis points.

5.7.
LIBO Rate. The term “LIBO Rate” shall mean the rate two (2) Business Days prior to an Interest Period per annum (rounded upward, if necessary, to the nearest 1/32 of one percent) as determined on the basis of the offered rates for deposits in U.S. dollars, for a period of time comparable to such LIBOR Based Advance which appears on the Dow Jones Telerate page 3750 as of 11:00 a.m. London time on the day that is two London Banking Days preceding the first day of such LIBOR Based Advance.

If the Telerate system is unavailable, then the rate for that date will be determined on the basis of the rates for deposits in U.S. dollars for a period of time comparable to such LIBOR Based Advance which are offered by four major banks in the London interbank market at approximately 11:00 a.m. London time, on the day that is two (2) London Banking Days preceding the first day of such LIBOR Based Advance as selected by the Lender. The principal London office of each of the four major London banks will be requested to provide a quotation of its U.S. dollar deposit offered rate. If at least two such quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that date will be determined on the basis of the rates quoted for loans in U.S. dollars to leading European banks for a period of time comparable to such LIBOR Based Advance offered by major banks in New York City at approximately 11:00 a.m. New York City time, on the day that is two London Banking Days preceding the first day of such LIBOR Based Advance.

In the event that Lender is unable to obtain any such quotation as provided above, it will be deemed that the LIBO Rate pursuant to a LIBOR Based Advance cannot be determined. In the event that the Board of Governors of the Federal Reserve System shall impose a Reserve Percentage with respect to LIBO Rate deposits of Lender then for any period during which such Reserve Percentage shall apply, the LIBO Rate shall be equal to the amount determined above divided by an amount equal to 1 minus the Reserve Percentage.

5.8.	Loan Document. The term “Loan Document” means all documents relating to the Loan and executed by Borrower or any guarantor in favor of Lender.

5.9.	London Banking Day. The term “London Banking Day” means any day on which dealings in deposits in Dollars are transacted in the London interbank market.

5.10.
Maturity. The term “Maturity” means the Maturity Date, as the same may be extended under Section 4.4 hereof, or in any instance, upon acceleration of the Loan, if the Loan has been accelerated by Lender upon an Event of Default.

5.11.	Present Value. The term “Present Value” means the value at the applicable maturity discounted to the date of prepayment using the Treasury Rate.

5.12.
Prime Rate. The term “Prime Rate” means the variable per annum rate of interest so designated from time to time by Lender as its prime rate. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate being charged to any customer. The rate of interest hereunder shall change simultaneously and automatically, without further notice, upon Lender's determination and designation from time to time of the Prime Rate. The Lender's determination and designation from time to time of the Prime Rate shall not in any way preclude the Lender from making loans to other borrowers at rates that are higher or lower than or different from the referenced rate.

5.13.
Treasury Rate. The term “Treasury Rate” means, as of the date of any calculation or determination, the latest published rate for United States Treasury Notes or Bills (but the rate on Bills issued on a discounted basis shall be converted to a bond equivalent) as published weekly in the Federal Reserve Statistical Release H.15(519) of Selected Interest Rates in an amount which approximates (as determined by Lender) the amount (i) approximately comparable to the portion of the Loan to which the Treasury Rate applies for the Interest Period, or (ii) in the case of a prepayment, the amount prepaid and with a maturity closest to the original maturity of the installment which is prepaid in whole or in part.

5.14.	Variable Rate. The term “Variable Rate” means the Prime Rate plus one half percent (0.5%).

5.15.	Variable Rate Advance. The term “Variable Rate Advance” means any principal amount outstanding under this Note which pursuant to this Note bears interest at the Variable Rate.

6.	Additional Provisions Related to Interest Rate Selection.

6.1.
Increased Costs. If, due to any one or more of: (i) the introduction of any applicable law or regulation or any change (other than any change by way of imposition or increase of reserve requirements already referred to in the definition of LIBOR Based Rate above) in the interpretation or application by any authority charged with the interpretation or application thereof of any law or regulation; or (ii) the compliance with any guideline or request from any governmental central bank or other governmental authority (whether or not having the force of law), there shall be an increase in the cost to Lender of agreeing to make or making, funding or maintaining LIBOR Based Advances, including without limitation changes which affect or would affect the amount of capital or reserves required or expected to be maintained by Lender, with respect to all or any portion of the Loan, or any corporation controlling Lender, on account thereof, then Borrower from time to time shall, upon written demand by Lender, pay Lender additional amounts sufficient to indemnify Lender against the increased cost. A certificate as to the amount of the increased cost and the reason therefor submitted to Borrower by Lender, in the absence of manifest error, shall be conclusive and binding for all purposes. Any additional costs due under this Section 6.1 will be imposed upon the Borrower only to the extent not already included in the interest rate for the applicable LIBOR Advance.

6.2.
Illegality. Notwithstanding any other provision of this Note, if the introduction of or change in or in the interpretation of any law, treaty, statute, regulation or interpretation thereof shall make it unlawful, or any central bank or government authority shall assert by directive, guideline or otherwise, that it is unlawful, for Lender to make or maintain LIBOR Based Advances or to continue to fund or maintain LIBOR Based Advances then, on written notice thereof and demand by Lender to Borrower, (a) the obligation of Lender to make LIBOR Based Advances and to convert or continue any Loan Advances as LIBOR Based Advances shall terminate and (b) Borrower shall convert all principal outstanding under this Note into Variable Rate Advances.

6.3.	Additional LIBOR Based Conditions. The selection by Borrower of a LIBOR Based Rate and the maintenance of Loan Advances at such rate shall be subject to the following additional terms and conditions:

(i)	Availability. If, before or after Borrower has selected to take or maintain a LIBOR Based Advance, Lender notifies Borrower that:

(A)	dollar deposits in the amount and for the maturity requested are not available to Lender in the London interbank market at the rate specified in the definition of LIBO Rate set forth above, or

(B)	reasonable means do not exist for Lender to determine the LIBOR Based Rate for the amounts and maturity requested,

then the principal which would have been a LIBOR Based Advance shall be a Variable Rate Advance.

(ii)
Payments Net of Taxes. All payments and prepay-ments of principal and interest under this Note shall be made net of any taxes and costs resulting from having principal outstanding at or computed with reference to a LIBOR Based Rate. Without limiting the generality of the preceding obligation, illustrations of such taxes and costs are taxes, or the withholding of amounts for taxes, of any nature whatsoever including income, excise, interest equalization taxes (other than United States or state income taxes) as well as all levies, imposts, duties or fees whether now in existence or as the result of a change in or promulgation of any treaty, statute, regulation, or interpretation thereof or any directive guideline or otherwise by a central bank or fiscal authority (whether or not having the force of law) or a change in the basis of, or the time of payment of, such taxes and other amounts resulting therefrom.

6.4.
Variable Rate Advances. Each Variable Rate Advance shall continue as a Variable Rate Advance until Maturity of the Loan, unless sooner converted, in whole or in part, to a LIBOR Based Advance, subject to the limitations and conditions set forth in this Note.

6.5.
Conversion of Other Advances. At the end of each applicable Interest Period, the applicable LIBOR Based Advance shall be converted to a Variable Rate Advance unless Borrower selects another option in accordance with the provisions of this Note.

7.	Acceleration; Event of Default.

At the option of the holder, this Note and the indebtedness evidenced hereby shall become immediately due and payable without further notice or demand, and notwithstanding any prior waiver of any breach or default, or other indulgence, upon the occurrence at any time of an Event of Default under the Loan Agreement.

8.	Certain Waivers, Consents and Agreements.

Each and every party liable hereon or for the indebtedness evidenced hereby whether as maker, endorser, guarantor, surety or otherwise hereby: (a) waives presentment, demand, protest, suretyship defenses and defenses in the nature thereof; (b) waives any defenses based upon and specifically assents to any and all extensions and postponements of the time for payment, changes in terms and conditions and all other indulgences and forbearances which may be granted by the holder to any party now or hereafter liable hereunder or for the indebtedness evidenced hereby; (c) agrees to any substitution, exchange, release, surrender or other delivery of any security or collateral now or hereafter held hereunder or in connection with the Loan Agree-ment, or any of the other Loan Documents, and to the addition or release of any other party or person primarily or secondarily liable; (d) agrees that if any security or collateral given to secure this Note or the indebtedness evidenced hereby or to secure any of the obligations set forth or referred to in the Loan Agreement, or any of the other Loan Documents, shall be found to be unenforceable in full or to any extent, or if Lender or any other party shall fail to duly perfect or protect such collateral, the same shall not relieve or release any party liable hereon or thereon nor vitiate any other security or collateral given for any obligations evidenced hereby or thereby; (e) agrees to pay all reasonable costs and expenses incurred by Lender or any other holder of this Note in the collection of the indebtedness evidenced hereby and the enforcement of rights and remedies hereunder or under the other Loan Documents, whether or not suit is instituted; and (f) consents to all of the terms and conditions contained in this Note, the Loan Agreement, and all other instruments now or hereafter executed evidencing or governing all or any portion of the security or collateral for this Note and for such Loan Agreement, or any one or more of the other Loan Documents.

9.	Delay Not A Bar.

No delay or omission on the part of the holder in exercising any right hereunder or any right under any instrument or agree-ment now or hereafter executed in connection herewith, or any agreement or instrument which is given or may be given to secure the indebtedness evidenced hereby or by the Loan Agreement, or any other agreement now or hereafter executed in connection here-with or therewith shall operate as a waiver of any such right or of any other right of such holder, nor shall any delay, omission or waiver on any one occasion be deemed to be a bar to or waiver of the same or of any other right on any future occasion.

10.	Partial Invalidity.

The invalidity or unenforceability of any provision hereof, of the Loan Agreement, of the other Loan Documents, or of any other instrument, agreement or document now or hereafter executed in connection with the Loan made pursuant hereto and thereto shall not impair or vitiate any other provision of any of such instruments, agreements and documents, all of which provisions shall be enforceable to the fullest extent now or hereafter permitted by law.

11.	Compliance With Usury Laws.

All agreements between Borrower and Lender are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced hereby or otherwise, shall the amount paid or agreed to be paid to Lender for the use or the forbearance of the indebtedness evidenced hereby exceed the maximum permissible under applicable law. As used herein, the term “applicable law” shall mean the law in effect as of the date hereof, provided, however, that in the event there is a change in the law which results in a higher permissible rate of interest, then this Note shall be governed by such new law as of its effective date. In this regard, it is expressly agreed that it is the intent of Borrower and Lender in the execution, delivery and acceptance of this Note to contract in strict compliance with the laws of the State of Connecticut from time to time in effect. If, under or from any circumstances whatsoever, fulfillment of any provision hereof or of any of the Loan Documents or the Security Documents at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by applicable law, then the obligation to be fulfilled shall automatically be reduced to the limit of such validity, and if under or from any circumstances whatsoever Lender should ever receive as interest an amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the principal balance evidenced hereby and not to the payment of interest. This provision shall control every other provision of all agreements between Borrower and Lender.

12.	Use of Proceeds.

All proceeds of the Loan shall be used solely for the purposes more particularly provided for and limited by the Loan Agreement.

13.	Security.

This Note is secured by a first priority security interest in certain personal property of the Borrower and is further secured by other collateral as set forth in the Loan Agreement.

14.	Notices.

Any notices given with respect to this Note shall be given in the manner provided for in the Loan Agreement.

15.	Governing Law and Consent to Jurisdiction.

15.1.
Governing Law. This Note and each of the other Loan Documents shall in all respects be governed, construed, applied and enforced in accordance with the internal laws of the State of Massachusetts without regard to principles of conflicts of law.

15.2.	Consent to Jurisdiction. Borrower hereby consents to personal jurisdiction in any state or Federal court located within the State of Massachusetts.

16.	Waiver of Jury Trial.

BORROWER AND LENDER MUTUALLY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY OTHER LOAN DOCUMENTS CONTEM-PLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR LENDER TO ACCEPT THIS NOTE AND MAKE THE LOAN.

17.	No Oral Change.

This Note and the other Loan Documents may only be amended, terminated, extended or otherwise modified by a writing signed by the party against which enforcement is sought. In no event shall any oral agreements, promises, actions, inactions, knowledge, course of conduct, course of dealing, or the like be effective to amend, terminate, extend or otherwise modify this Note or any of the other Loan Documents.

18.	Rights of the Holder.

This Note and the rights and remedies provided for herein may be enforced by Lender or any subsequent holder hereof. Wherever the context permits each reference to the term “holder” herein shall mean and refer to Lender or the then subsequent holder of this Note.

19.	Commercial Transaction.

The Borrower hereby represents, covenants and agrees that the proceeds of the loan evidenced by this Note shall be used for general commercial purposes and that such loan is a "commercial transaction" as defined by the statutes of the State of Massachusetts.

20.	Setoff.

Borrower hereby grants to Lender a lien, security interest and right of setoff as security for all liabilities and obligations to Lender, whether now existing or hereafter arising, upon and against all deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of Lender or any entity under the control of Lender, or in transit to any of them. At any time, without demand or notice, after the occurrence of an Event of Default or after the lien or levy against such deposits, credits, collateral or property, Lender may set off the same or any part thereof and apply the same to any liability or obligation of Borrower and regardless of the adequacy of any other collateral securing the Loan. ANY AND ALL RIGHTS TO REQUIRE LENDER TO EXERCISE ITS RIGHTS OR REMEDIES WITH RESPECT TO ANY OTHER COLLATERAL WHICH SECURES THE LOAN, PRIOR TO EXERCISING ITS RIGHT OF SETOFF WITH RESPECT TO SUCH DEPOSITS, CREDITS OR OTHER PROPERTY OF THE BORROWER, ARE HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVED.

21.	Right to Assign.

Lender shall have the unrestricted right at any time or from time to time, and with Borrower’s consent, not to be unreasonably withheld, to sell, assign, endorse, or transfer all or any portion of its rights and obligations to one or more Lenders or other entities (each an “Assignee”), and Borrower agrees that it shall execute, or cause to be executed such documents including, without limitation, amendments to this Agreement and to any other documents, instruments and agreements executed in connection herewith as Lender shall deem necessary to effect the foregoing. In addition, at the request of Lender and any such Assignee, Borrower shall issue one or more new promissory notes, as applicable, to any such Assignee and, if Lender has retained any of its rights and obligations hereunder following such assignment, to Lender, which new promissory notes shall be issued in replacement of, but not in discharge of, the liability evidenced by the note held by Lender prior to such assignment and shall reflect the amount of the respective commitments and loans held by such Assignee and Lender after giving effect to such assignment. Upon the execution and delivery of appropriate assignment documentation, amendments and any other documentation required by Lender in connection with such assignment, and the payment by Assignee of the purchase price agreed to by Lender and such Assignee, such Assignee shall be a party to this Agreement and shall have all of the rights and obligations of Lender hereunder (and under any and all other guaranties, documents, instruments and agreements executed in connection herewith) to the extent that such rights and obligations have been assigned by Lender pursuant to the assignment documentation between Lender and Assignee, and Lender shall be released from its obligation hereunder and thereunder to a corresponding extent.

22.	Lost Note.

Upon receipt of an affidavit of an officer of Lender as to the loss, theft, destruction or mutilation of the Note or any other security document(s) which is not of public record and, in the case of any such loss, theft, destruction or mutilation, upon surrender and cancellation of such Note or other document(s), the Borrower will issue, in lieu thereof, a replacement Note or other document(s) in the same principal amount thereof and otherwise of like tenor.

23.	Pledge to Federal Reserve.

Lender may at any time pledge, endorse, assign, or transfer all or any portion of its rights under the Loan Documents including any portion of the Note to any of the twelve (12) Federal Reserve Banks organized under Section 4 of the Federal Reserve Act. 12 U.S.C. Section 341. No such pledge or enforcement thereof shall release Lender from its obligations under any of the Loan Documents.

This Note amends and restates a certain Revolving Promissory Note dated January __, 2007, and nothing contained herein shall constitute a novation of the indebtedness thereunder.

IN WITNESS WHEREOF, Borrower has caused this Note to be duly executed as of the date set forth above as a sealed instrument at Westminster, Massachusetts.

BORROWER:

RANOR, INC.

By:	/s James G. Reindl
James G. Reindl
Its Chairman